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TO OUR SHAREHOLDERS

     I am pleased to report that continued strong orders and margin improvement for the first quarter ended March 31, 1998, brought the sixth consecutive quarter of record sales and earnings. Net earnings of $5.2 million, or 54 cents per diluted share, increased 19 percent from the $4.4 million, or 44 cents per diluted share, for the prior year. Net sales of $88.7 million rose 7 percent from last year's $83.0 million.

ORDERS, PROFITABILITY IMPROVED

     Our growth and profitability continue to show strong improvement. Orders for the first quarter were up 11 percent in North America and 15 percent in Europe in local currencies (up 6 percent in dollars). While orders in other international markets were down due to conditions in Asia, total orders were up 9 percent.

     Our profitability also showed strong improvement as seen by the 23 percent increase in earnings per share. This was due primarily to an improvement in operating margin, although other factors were involved including an increase in Other Income and a reduction in shares outstanding due to stock repurchases.

CHANGE IN LEASING BUSINESS

     In February, we announced an arrangement with General Electric Capital Corporation (GECC) to provide the long-term financing to our customers that we had been providing. In connection with this arrangement, GECC will administer our portfolio of previously written leases and will make loans to Tennant secured by these leases. A loan in the amount of $11 million was made in March.

1998 OUTLOOK

     The year is off to an excellent start but we face a number of external challenges, including the strong dollar and the situation in Asia. However, prospects for continued favorable economic conditions in most key markets appear good, and we are continuing to strengthen our competitive position, especially through new products. We are optimistic that Tennant can continue to show record results in the coming quarters and achieve our objective of providing an above-average total return to our shareholders.

     On April 8, 1998, we announced that Janet M. Dolan had been named President and Chief Operating Officer while I moved to Chairman and remain as CEO. Ms. Dolan and her key North American senior management executives have put together an impressive record of profitable growth during the past two years. She now adds international operations to her responsibilities.


Roger L. Hale
CHAIRMAN - CEO

April 15, 1998



CAPITALIZING ON INDUSTRY LEADERSHIP

     Tennant is clearly a market leader in industrial products in North America and many international locations. It is using this leadership position as a stepping stone to becoming preeminent globally in nonresidential floor maintenance equipment, floor coatings and related products.

     Tennant will achieve this strategic mission by implementing its growth strategies:

- Offering the most complete line of innovative floor maintenance products. This is supported by an industry-leading investment in research and development to regularly introduce new and significantly upgraded products.

- Bringing together its complementary product lines to offer total solutions to customers' floor maintenance needs, ensuring their satisfaction.

- Investing in technology to develop more efficient and effective operations and to better serve customers.

-    Using a strong balance sheet and cash flow to finance expansion.

     Tennant's financial mission is to create value for shareholders by providing an above-average total return. Supporting financial goals are:

- Annual increases of 8% in sales and better than 10% in earnings per share over the long term.

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-    Return on equity averaging 20% in the years of economic cycle growth.

     Tennant was founded in 1870. Headquartered in Minneapolis, Minnesota, Tennant has manufacturing facilities in Minneapolis; Holland, Michigan; and Uden, The Netherlands, and sells and services it products directly in eight countries and through distributors in more than 45 others.



PRODUCTS FOR A CLEANER AND SAFER WORLD

     While the first bike has yet to roll off the assembly line at Excelsior-Henderson Motorcycles in Belle Plaine, MN, the Tennant total cleaning solution is hard at work keeping the manufacturing facility floors in mint condition.

     The total cleaning solution is a unique mix of Tennant products that deliver a more comprehensive cleaning working together than any one product could on its own. In this case, the crew at Excelsior is using Tennant Eco-HTS-TM- floor coating, a Model 6400 riding sweeper, and a Model 7200 riding scrubber.

     The total cleaning solution: one more way Tennant is making the world a cleaner, safer place to be.

(Picture)